SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 WHISTLER, INC.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                      --------------------------
CUSIP No.   0000000000                          Page 2  of 7    Pages
------------------------                      --------------------------
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON:           No. 50 Corporate Ventures Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS                     Debt Settlement
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    British Columbia, Canada
------------------------------------------------------------------------

                            7   SOLE VOTING POWER
                                600,200 Shares of Common Stock

        NUMBER OF           -----------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY             0
         OWNED BY
           EACH             -----------------------------------------
        REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                600,200
           WITH
                            -----------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                0

------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    600,200 Shares of Common Stock
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                          [ ]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                   CO
------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of No. 50 Corporate Ventures Ltd. ("No. 50") and its sole director and shareholder, John Kenneth ("Kenneth") as the reporting persons hereunder, relative to the acquisition by No. 50 of certain shares of common stock issued by Whistler, Inc. Neither No. 50 nor Kenneth have made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Whistler, Inc. ("Whistler"). Whistler maintains its principal executive offices at 12740 Vigilante Road, Lakeside, California 92040.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by No. 50 Corporate Ventures Ltd., a corporation organized under the laws of British Columbia, Canada, and its sole director and shareholder, John Kenneth. The principal business and principal offices of No. 50 and Kenneth are 1255 W. Pender St., Vancouver, British Columbia, Canada V6E 2M4.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of No. 50 and the person controlling No. 50 (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
   Name                  Position with                     Business Address
                            No. 50
--------------------------------------------------------------------------------

John Kenneth             Director/President and            1255 W. Pender St.
                         Sole Shareholder                  Vancouver, B.C.
                                                           Canada
                                                           V6E 2M4
--------------------------------------------------------------------------------

     John Kenneth is the sole director and shareholder and controlling person of No. 50. Kenneth has the sole right to control the disposition of and vote the Whistler securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the execution of a Settlement Agreement between Whistler and No. 50 dated May 6, 2002 (the "Settlement Agreement"), 600,200 shares of restricted common stock of Whistler were issued to No. 50. The consideration exchanged for the securities of Whistler was the release and satisfaction by No. 50 of a debt owed by Whistler in the principal amount of $150,050.00. A copy of the Settlement Agreement between Whistler and No. 50 is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by Whistler to No. 50 as follows:

     (i) Whistler had incurred debt inclusive of accrued interest in the aggregate amount of $150,050.00 with No. 50 for either past financial, administrative and managerial services performed by No. 50 and/or prior advances made by No. 50 to Whistler.

     (ii) Whistler entered into the settlement agreement with No. 50 dated May 6, 2002 (the "Settlement Agreement") whereby No. 50 agreed to settle the debt owed to it by Whistler and accept the issuance of restricted common shares of Whistler at the rate of $0.25 per share as settlement for all interest and principle due and outstanding to No. 50 as of the date of the Settlement Agreement.

     (iii) Whistler desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that Whistler could proceed with other financings, and is not in a financial position to be able to pay cash to No. 50 for satisfaction of such debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, No. 50 has plans as follows:

     (a) As set forth in Item 3 of this Schedule, No. 50 has acquired 600,200 shares of restricted common stock of Whistler. As set forth in Item 2 of this Schedule, John Kenneth is the sole director and shareholder of No. 50. No. 50 and Kenneth may consider the acquisition of additional securities of Whistler, the issuer, but have no present plans or proposals to do so.

     (b) No. 50 and Kenneth have no present plans or proposals to cause a merger or effect a liquidation or reorganization of Whistler or to enter into extraordinary corporate transactions.

     (c) No. 50 and Kenneth have no present plans or proposals to cause a sale or transfer of a material amount of assets of Whistler.

     (d) No. 50 and Kenneth plan to exercise the voting rights associated with ownership of shares of common stock of Whistler.

     (e) No. 50 and Kenneth have no present plans or proposals to cause a material change in the capitalization of Whistler.

     (f) No. 50 and Kenneth have no present plans or proposals to make any other material change to the business or corporate structure of Whistler.

     (g) No. 50 and Kenneth have no present plans or proposals to change Whistler's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Whistler by any person.

     (h) No. 50 and Kenneth have no present plans or proposals to cause Whistler's common stock from not being quoted on the OTC Bulletin Board.

     (i) No. 50 and Kenneth have no present plans or proposal relating to a class of securities of Whistler becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither No. 50 nor Kenneth have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 6, 2002, No. 50 beneficially owned 600,200 shares (or approximately 6.4% of the outstanding shares) of Whistler's common stock as follows:

          Holder                               Number of Shares

          No. 50 Corporate Ventures Ltd.           600,200

          Total                                    600,200

     (b) Neither No. 50 nor Kenneth own any other common or preferred shares of Whistler. No. 50 and Kenneth have sole power to vote or to direct the voting of the 600,200 common shares of Whistler held by No. 50.

     (c) As of May 6, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Whistler equity securities had been engaged in by No. 50 or Kenneth, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than No. 50 and Kenneth have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated May 6, 2002 between Whistler, Inc. and No. 50 Corporate Ventures Ltd.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         No. 50 Corporate Ventures Ltd.

Date: May 7, 2002                        By:______________________
                                            President


Date: May 7, 2002                           ______________________
                                            John Kenneth